MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE


10015385

March 2, 2010

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated March 2, 2010

Please find enclosed 3 copies of the news release listed above.

SEC
Mail Processing
Section
MAR 09 2010
Washington, DC
105

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D. MacAulay
BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-01 **MARCH 2, 2010**

Symbol: TSX Venture-MSN

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Appoints New Director and Grants Options

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the appointment of Gordon Clarke as a member of the Board of Directors. The board now consists of Messrs. Regan Chernish, Jean Pierre Jutras, Dr. Shane Ebert, Douglas Bryan, Douglas Porter, and Gordon Clarke.

Mr. Clarke is a professional geologist who has been extensively involved in the exploration industry for over 25 years. Mr. Clarke was a principle partner in Covello, Bryan, and Associates Ltd. and subsequently Aurora Geosciences Ltd. prior to working as the Senior Mine Geologist and Superintendant Exploration for Diavik Diamond Mines Inc. In 2007, Mr. Clarke was the founding President and CEO of North Arrow Minerals Inc. where he is currently a director and Vice-President Exploration.

Manson Creek welcomes Mr. Clarke, and his wealth of exploration and mining expertise, to the Corporation and looks forward to his valued input on current and future exploration projects.

Manson Creek has granted, under its Stock Option Plan, options to its Officers, Directors, and an Employee to purchase up to 900,000 common shares for a period of five years commencing on March 2, 2010 at an exercise price of $0.10 per share.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-01

MARCH 2, 2010
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Appoints New Director and Grants Options

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the appointment of Gordon Clarke as a member of the Board of Directors. The board now consists of Messrs. Regan Chernish, Jean Pierre Jutras, Dr. Shane Ebert, Douglas Bryan, Douglas Porter, and Gordon Clarke.

Mr. Clarke is a professional geologist who has been extensively involved in the exploration industry for over 25 years. Mr. Clarke was a principle partner in Covello, Bryan, and Associates Ltd. and subsequently Aurora Geosciences Ltd. prior to working as the Senior Mine Geologist and Superintendant Exploration for Diavik Diamond Mines Inc. In 2007, Mr. Clarke was the founding President and CEO of North Arrow Minerals Inc. where he is currently a director and Vice-President Exploration.

Manson Creek welcomes Mr. Clarke, and his wealth of exploration and mining expertise, to the Corporation and looks forward to his valued input on current and future exploration projects.

Manson Creek has granted, under its Stock Option Plan, options to its Officers, Directors, and an Employee to purchase up to 900,000 common shares for a period of five years commencing on March 2, 2010 at an exercise price of $0.10 per share.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-01 **MARCH 2, 2010**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Appoints New Director and Grants Options

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the appointment of Gordon Clarke as a member of the Board of Directors. The board now consists of Messrs. Regan Chernish, Jean Pierre Jutras, Dr. Shane Ebert, Douglas Bryan, Douglas Porter, and Gordon Clarke.

Mr. Clarke is a professional geologist who has been extensively involved in the exploration industry for over 25 years. Mr. Clarke was a principle partner in Covello, Bryan, and Associates Ltd. and subsequently Aurora Geosciences Ltd. prior to working as the Senior Mine Geologist and Superintendant Exploration for Diavik Diamond Mines Inc. In 2007, Mr. Clarke was the founding President and CEO of North Arrow Minerals Inc. where he is currently a director and Vice-President Exploration.

Manson Creek welcomes Mr. Clarke, and his wealth of exploration and mining expertise, to the Corporation and looks forward to his valued input on current and future exploration projects.

Manson Creek has granted, under its Stock Option Plan, options to its Officers, Directors, and an Employee to purchase up to 900,000 common shares for a period of five years commencing on March 2, 2010 at an exercise price of $0.10 per share.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.